Exhibit 99.9

Bookham Technology plc

13 February 2004

Oxfordshire, UK – 13 February 2004:  Bookham Technology plc announces that on 12 February 2004 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a sale of 496,704 ordinary shares in the Company on 11 February, its subsidiary Morley Fund Management Limited is now interested in 23,781,567 ordinary shares, representing approximately 10.96% of the current issued share capital of the Company, including a material interest in 16,556,213 shares (7.63%).  Aviva has the same interest.